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                                  EXHIBIT 99.37

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Announces New SOT-523 Product Line

        - Next-generation surface mount devices offer 40% smaller footprint than SOT-323

Westlake Village, California - October 17, 2001 - Diodes Incorporated, (Nasdaq:
DIOD) a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive industries, today announced the launch of the Company's new SOT-523 product line.

The new SOT-523 package achieves a significant reduction in size of subminiature, surface- mount devices. The SOT-523 has body dimensions of 1.6 x
0.8 x 0.8mm, with a total footprint size of 1.6 x 1.6mm, resulting in nearly a 40% reduction in footprint size as compared to the SOT-323 line.

The new line is specifically targeted to meet the requirements of compact, battery-operated low-power consumption products and is ideally suited for applications that place a premium on space such as notebooks, PDAs and cellular phones. The package is rated for 150mW of power dissipation, comfortably exceeding the standard requirements for most applications.

Diodes plans a phased roll-out of the new line over the coming months. Immediately available for sampling to customers will be a line of single switching, signal, Schottky and zener diodes. The next to launch will be a range of dual switching, signal, Schottky and zener diodes, plus several NPN & PNP small signal bipolar transistors. The final stage will see the release of small signal MOSFETs and further NPN & PNP small signal bipolar transistors. The Company intends to introduce additional diode products to the line to meet specific customer demand.

In the next stage of this technology, Diodes is developing a six-pin version of the SOT-523, and plans to introduce diode and transistor arrays in this ultra-miniature, multi-pin package.

"We're delighted to announce the roll-out of this innovative product line, which extends Diodes' position as an innovator for subminiature, surface-mount packaging technologies," said Mark King, Vice President of Sales and Marketing for Diodes Incorporated. "With the ever-increasing focus on miniaturization in the hand-held market, space and power constraints are becoming more critical. These new designs are a further demonstration of the way in which Diodes strives to respond to customer needs."

For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4874 or email at info@diodes.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual

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results to differ materially from those in the forward-looking statements.
Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated
CONTACT: Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes Incorporated; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

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